ATHEROS®
COMMUNICATIONS

Atheros Communications, Inc.
2003 ANNUAL REPORT



Driving the wireless future®



To Our Stockholders,

It has been an exciting year for all of us associated with Atheros Communications, Inc. Our core market, semiconductor solutions for wireless networking, expanded significantly in 2003. Atheros helped drive the adoption of wireless networking technologies through the introduction of key new products throughout the year. In 2003 we achieved outstanding growth, ending the year with $87.4 million in revenue, up from $22.2 million in 2002, while the number of chipsets we shipped increased seven-fold, from 744,000 in 2002 to more than 5.4 million in 2003.

During 2003, we introduced our third and fourth generation chipsets, which provide integrated solutions for the 802.11g and 802.11a/b/g markets. Our customer base expanded as many new Atheros-based products were launched, including laptops from Fujitsu, IBM, NEC, Sony and Toshiba; retail products from D-Link, I-O Data, Linksys and NETGEAR; and enterprise products from 3Com, Extreme Networks, Nortel and Proxim. Our Super G™ technology enabled several of our partners to introduce Atheros-branded, market-leading products with the highest level of throughput available, giving them a competitive advantage in the marketplace and providing users with a better performing solution.

In consumer electronics, Sony began shipping four television models in Japan that include Atheros chipsets, and Microsoft began shipping an Atheros-based 802.11g wireless accessory for its Xbox game console. Increasingly, the line between wireless networking and consumer electronics is blurring with the introduction of products such as these.

In February 2004, we successfully completed our initial public offering with the sale of 10,350,000 shares of common stock, raising $134,757,000 in proceeds to the company. We will continue to invest in important research and development activities, marketing programs and other key initiatives that we expect will help drive continued growth and increase shareholder value.

There are many exciting opportunities ahead of us, and our talented and dedicated team of employees is eager to meet the challenges in 2004 and beyond. I would like to thank our employees for their continued dedication and hard work and our partners around the world for their ongoing support. All of us at Atheros welcome you as investors and supporters of the company, and we look forward to communicating with you on an ongoing basis.

Sincerely,

Craig H. Barratt

Craig H. Barratt
President and Chief Executive Officer

	Selected Summary Consolidated Quarterly Financial Results (in thousands)				
	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
Chipsets Shipped	220	460	845	1,549	2,547
Net Revenue	$5,675	$9,406	$15,125	$25,168	$37,658
Gross Profit	2,436	3,927	6,386	10,202	16,337
Gross Profit %	42.9%	41.7%	42.2%	40.5%	43.4%
Net Loss	$(6,153)	$(5,407)	$(4,903)	$(2,633)	$(223)
Pro Forma Net Income (Loss)*	$(6,096)	$(5,345)	$(4,083)	$(2,025)	$1,645


Millions of Chipsets Shipped
3
2
1
0.2
0.5
0.8
1.5
2.5
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


Net Revenue in Millions
$40
$35
$30
$25
$20
$15
$10
$5
$0
$5.7
$9.4
$15.1
$25.2
$37.7
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


Gross Profit %
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
42.9%
41.7%
42.2%
40.5%
43.4%
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003


Pro Forma Net Income (Loss)* in Millions
$2
$1
$0
$(1)
$(2)
$(3)
$(4)
$(5)
$(6)
$(7)
($6.1)
($5.3)
($4.1)
($2.0)
$1.6
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003

	Reconciliation of GAAP Net Loss to Pro Forma Net Income (Loss) (in thousands)				
	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003
GAAP Net Loss	$(6,153)	$(5,407)	$(4,903)	$(2,633)	$(223)
Stock Compensation Expense	57	62	820	608	1,868
Pro Forma Net Income (Loss)	$(6,096)	$(5,345)	$(4,083)	$(2,025)	$1,645

*To supplement our consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP measure of net income (loss), which is adjusted from results based on GAAP to exclude stock based compensation. This non-GAAP measure is provided to enhance the user's overall understanding of our historical financial performance. Specifically, we believe the non-GAAP results provide useful information to both management and investors by excluding stock based compensation expenses.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes, and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this annual report.

	Year Ended December 31,				
	1999	2000	2001	2002	2003
Consolidated Statements of Operations Data:	(in thousands, except per share data)				
Net revenue	$ —	$ —	$ 1,831	$ 22,200	$ 87,357
Cost of goods sold	—	—	897	10,170	50,505
Gross profit	—	—	934	12,030	36,852
Operating expenses:					
Research and development	3,121	11,687	23,104	23,115	29,112
Sales and marketing	—	1,536	6,064	7,381	11,515
General and administrative	125	2,219	3,429	3,953	5,825
Stock-based compensation	77	578	597	488	3,358
Net loss	$ (3,138)	$ (15,067)	$ (30,642)	$(22,359)	$ (13,166)
Basic and diluted net loss per share	$ (2.12)	$ (3.55)	$ (4.08)	$ (2.13)	$ (1.07)
Shares used in computing basic and diluted net loss per share	1,483	4,247	7,511	10,513	12,335

	December 31, 2003	
	Actual	As Adjusted
Consolidated Balance Sheet Data:	(in thousands)	
Cash, cash equivalents and marketable securities	$29,039	$156,478
Working capital	19,164	151,100
Total assets	55,886	183,325
Short- and long-term debt and lease obligations	6,737	900
Total stockholders' equity	22,286	155,562

The preceding table presents a summary of our balance sheet data as of December 31, 2003:

- on an actual basis; and
- on an as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 22,532,670 shares of common stock and the exercise of a warrant to purchase 93,750 shares of our common stock at an exercise price of $0.90 per share immediately prior to completion of our initial public offering, completed in February 2004, and the sale of 10,350,000 shares of common stock in the initial public offering at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

See note 1 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

NOTE ON FORWARD-LOOKING INFORMATION

Except for the historical information contained herein, the matters set forth in this Annual Report, including statements as to our expectations regarding financial results, including sources of revenues and expenses, anticipated cash needs, capital requirements and needs for additional financing, the performance, features and benefits of our products, plans for future products, services and enhancements, anticipated growth and growth strategies, intellectual property, trends and challenges in our business and markets, legal proceedings, and our ability to attract customers, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, those risks contained herein, particularly under the heading "Factors That May Affect Our Results," and those detailed from time to time in our SEC reports. These forward-looking statements speak only as the date hereof. Atheros disclaims any intention or obligation to update or revise any forward-looking statements.

Overview

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance radio frequency, or RF, mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard complementary metal-oxide semiconductor, or CMOS, processes. We believe we are a technology leader in the wireless local area networking, or WLAN, market as measured by standards integration, network throughput, power consumption, range, hardware and software features of our products. We deliver proprietary feature set extensions beyond standard requirements, offering significant performance benefits to the user.

We provide a comprehensive portfolio of products ranging from entry-level wireless networking products for the home and small office markets to sophisticated wireless infrastructure systems-on-chip with advanced network management capabilities for the enterprise market. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets. We have a broad base of leading personal computer original equipment manufacturer, or PC OEM, customers, including Hewlett-Packard, IBM, NEC, Sony and Toshiba, and networking equipment manufacturers, including D-Link, IO Data, Linksys, Microsoft, NETGEAR, Philips and Proxim.

Our Products and Technology

We are shipping production volumes of our fourth generation of semiconductors, hardware designs and software for wireless applications. We offer customers guidelines known as reference designs that they can use to design systems, including devices and access points. These solutions provide features from basic connectivity in standards-compliant wireless local area networks, including substantial throughput enhancement and range enhancement, supporting video, voice and outdoor broadband access. Our products support several encryption and authentication security standards, network management protocols, operating systems, and interfaces to non-computing environments, such as consumer electronics.

We currently provide three types of semiconductors:

- *Radio-on-a-chip, or RoC,* is a radio transmitter and receiver for either or both of the frequency bands in which our products operate and is primarily an analog RF circuit.
- *Baseband + MAC* is a single chip implementation of mixed signal circuitry containing low frequency analog circuits and data converters integrated with a digital MAC and baseband. The MAC contains a silicon implementation to support the protocol for network communications.
- *Wireless system-on-a-chip, or WiSoC,* incorporates a MAC + baseband integrated with a processor, which is otherwise typically a separate component. The processor is a digital device and is integrated to reduce the cost of the solution in an access point product where there is no client host central processing unit, or CPU that provides additional computing resources.

Our customers can use a variety of combinations of chips to create differentiated client and access products to meet the needs of the specific market segment that they address. Our products generally include at least one radio and one MAC + baseband device.

- Client devices typically include a single RoC or multiple RoCs combined with a single MAC + baseband.
- Access point products usually include single or multiple RoCs and a WiSoC, which implements the MAC + baseband section with an integrated microprocessor to control the access point operation.

Our products not only meet the appropriate Institute of Electrical and Electronics Engineers, or IEEE, 802.11 WLAN standards they are designed for, but also offer enhanced capabilities that benefit the users with enhanced performance and functionality. Some of the key proprietary features are:

- *Super G and Super A/G* are performance enhancing extensions that allow our products with 802.11g and 802.11a WLAN capabilities to operate at data rates of up to 108 Mbps, twice the industry standard maximum data rate of 54 Mbps, while maintaining the ability to work at industry standard data rates. We achieve this by adapting the operating protocols to maximize throughput based on several advanced signaling technologies.
- *eXtended Range,* or XR, is a range enhancing extension that can more than double the distance at which an Atheros client device can maintain a connection with an Atheros access point minimizing dead spots and providing better coverage in large homes from a single access point. We achieve this by adapting the orthogonal frequency division multiplexing, or OFDM, algorithms in the baseband to increase the sensitivity of the receiver when the signal level is too low for standard operation.
- *Low Power* enables our products to use significantly less power in the transmit, receive and sleep operating modes, which offers the benefit of longer battery life for the access device. This is achieved by monitoring functions and using custom timing circuits to keep non-active circuitry in sleep mode when possible.

We are actively developing new proprietary extensions to further benefit users as the standards continue to evolve.

We believe that in the future, wireless LANs will improve by transitioning from multi-chip systems to more highly integrated systems providing radio, baseband and MAC functionality on a single silicon chip. We are working with our customers and vendors to sample more highly integrated solutions that are not currently commercially available, and plan to release in volume a family of single chip wireless LAN solutions.

To enable our customers to easily incorporate our wireless systems solutions into their products, we support a network of authorized design centers and contract engineering firms based in the United States, Europe and Japan that we have trained in the use of our tools and technologies. These design centers have enabled our customers to introduce a number of products based upon our wireless system solutions, extending our market reach.

Sales and Marketing

We have a direct sales staff in the United States and Asia who support our major OEM and ODM customers. We have strategically located this organization near our major customers with offices in California, Japan, Hong Kong (serving China) and Taiwan. Each salesperson has specific end-user market expertise.

We also have field application engineers, or FAEs, who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by end-user market as well as the core competencies in hardware, software and radio frequency necessary to support our customers.

To supplement our direct sales, we have independent sales representatives and distributors with locations throughout the world. We selected these independent representatives based on their ability to provide effective field sales, marketing communications and technical support for our products. Our customers place orders directly with us rather than with the representatives, and our representatives do not maintain product inventory.

Our third-party design centers provide expertise in RF design, board layout, operating system and driver development, industrial design and prototyping to customize our software or hardware for smaller customers' requirements. These third-party design centers typically provide their services on a contract engineering basis and enable rapid time-to-market in areas of expertise.

In addition to providing chipsets, we also license software in source code form. Since the licensing of software in source code requires that we enter into a technology license directly with end customers, we maintain a direct relationship with the end customer whether they have purchased chipsets directly from us or through one of our ODMs or independent representatives. Contractual obligations of our licensees not to disclose or misuse our source code may not sufficiently protect us from misuse or disclosure of our intellectual property. The costs of enforcing contractual rights could substantially increase our operating costs and may not ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into our technology and duplicate or design around our products, which would harm our competitive position.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment and competitive analysis. The group also ensures that product development activities, product launches, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed, timely basis in coordination with our development, operations, and sales groups, as well as our ODMs, OEMs and representatives.

Our sales are made primarily pursuant to standard purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not a good indicator of our future sales.

Our net revenue consisted of sales to customers in the following countries for the periods indicated in the following table:

	Year Ended December 31,		
	2001	2002	2003
Taiwan	24%	61%	88%
Japan	18	15	6
United States	49	8	1
Malaysia	7	13	—
Other	2	3	5

In 2001, a large portion of our sales was made directly to OEMs, a significant number of which were located in the United States. In 2002 and 2003, our distribution model changed as we sold increasingly to ODMs, located principally in Taiwan.

Manufacturing

We design and develop our proprietary designs and provide them to third-party foundries, contract manufacturers, ODMs, assembly and test companies and other licensees and contractors to produce silicon wafers and semiconductors. We produce a variety of digital, analog and mixed-signal chip designs using standard CMOS production facilities. The use of this process enables us to produce cost-effective products, and we have proprietary rights to the particular design methodologies that we use to maintain high-performance levels on generic processes.

We also maintain software test facilities at both our corporate headquarters and at our research and development facility in India. This enables us to operate certain test processes on demand, so as to reduce the time-to-market of our designs and improve their reliability.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was first traded on the Nasdaq National Market on February 12, 2004, under the symbol "ATHR". As of March 15, 2004, there were approximately 256 stockholders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any. In addition, our revolving credit facility currently prohibits the payment of dividends without the prior written consent of the bank.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been derived from our audited consolidated financial statements and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,				
	1999	2000	2001	2002	2003
Consolidated Statements of Operations Data:	(in thousands, except per share data)				
Net revenue	$ —	$ —	$ 1,831	$ 22,200	$ 87,357
Cost of goods sold	—	—	897	10,170	50,505
Gross profit	—	—	934	12,030	36,852
Operating expenses:					
Research and development	3,121	11,687	23,104	23,115	29,112
Sales and marketing	—	1,536	6,064	7,381	11,515
General and administrative	125	2,219	3,429	3,953	5,825
Stock-based compensation	77	578	597	488	3,358
Total operating expenses	3,323	16,020	33,194	34,937	49,810
Loss from operations	(3,323)	(16,020)	(32,260)	(22,907)	(12,958)
Interest income (expense), net	185	953	1,646	614	(83)
Loss before income taxes	(3,138)	(15,067)	(30,614)	(22,293)	(13,041)
Income taxes	—	—	28	66	125
Net loss	$ (3,138)	$ (15,067)	$ (30,642)	$ (22,359)	$ (13,166)
Basic and diluted net loss per share	$ (2.12)	$ (3.55)	$ (4.08)	$ (2.13)	$ (1.07)
Shares used in computing basic and diluted net loss per share	1,483	4,247	7,511	10,513	12,335

	December 31,				
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data:	(in thousands)				
Cash, cash equivalents and marketable securities	$ 3,034	$ 13,386	$ 49,668	$ 27,602	$ 29,039
Working capital	2,778	12,383	48,751	28,140	19,164
Total assets	4,050	17,438	58,741	39,325	55,886
Short- and long-term debt and lease obligations	662	1,492	2,769	2,269	6,737
Total stockholders' equity	2,966	14,817	52,336	30,462	22,286

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Factors That May Affect Our Results" or in other parts of this annual report.

Overview

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance radio frequency, or RF, mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard complementary metal-oxide semiconductor, or CMOS, processes. We were incorporated in May 1998 and commenced operations in December 1998. Through December 31, 2000, we were engaged principally in research and development. We first generated meaningful revenue from sales of our products in the fourth quarter of 2001. Our revenue from 2001 through the first half of 2002 was characterized by relatively low volumes and high gross margins. Our revenue for the second half of 2002 and the year ended December 31, 2003 was characterized by higher volumes and lower gross margins. We have experienced net losses in each period since inception. Through December 31, 2003, we had an accumulated deficit of $84.6 million.

Our product portfolio is currently comprised of various generations of our radio-on-a-chip, media access controller+baseband and wireless system-on-a-chip products supporting the Institute of Electrical and Electronics Engineers, or IEEE, family of wireless local area networking, or WLAN, standards, including the 802.11b, 802.11g and 802.11a standards. These products are typically sold together as chipsets as part of a wireless system solution that also incorporates software and system-level reference designs. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets.

Revenue. Our revenue is derived primarily from the sale of WLAN chipset products and, to a lesser extent, from licensed software and services. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. Original equipment manufacturers, or OEMs, utilize our chipsets in developing their wireless system solutions such as access point and cardbus products. Some OEMs directly purchase chipsets from us and manufacture their products. Other OEMs utilize original design manufacturers, or ODMs, to design and build subsystem products which the OEM then purchases from the ODM and incorporates into the OEM's wireless system solution. Accordingly, we ship our products either directly to the OEM or to the ODM based on the requirements of each OEM. Purchase orders are received from an OEM or an ODM and we recognize revenue based on the shipment of chipsets to this customer. A single ODM may provide our chipsets to numerous OEMs. However, we maintain a close relationship with the target OEM to monitor end-market demand. Due to the use of ODMs, our direct customer base is relatively concentrated, although we believe that the number of total OEMs who purchase our chipsets through ODMs is broader. We anticipate that we will continue to derive a substantial portion of our revenue from a small number of ODMs for the foreseeable future.

In 2003, Global Sun Technology and Ambit Microsystems accounted for 28% and 20% of our net revenue, respectively. In 2002, D-Link and The Linksys Group accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Accton Technology, Inovar and Sony accounted for 24%, 21%, 11% and 11% of our net revenue, respectively.

Substantially all of our sales are to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of net revenue in 2003 and 2002, respectively. Because many of our ODM customers are located in Asia, we anticipate that a majority of our revenue will continue to be represented by sales to customers in that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the systems designed by these customers are then sold through to OEMs outside of Asia. All of our sales are denominated in United States dollars.

Cost of Goods Sold. Cost of goods sold relates primarily to the purchase of silicon wafers, costs associated with assembly, test and inbound and outbound shipping of our chipsets, costs of personnel, materials and occupancy associated with manufacturing support and quality assurance and royalty costs. Additionally, our cost of goods sold includes accruals for warranty obligations, which we record when revenue is recognized. Because we do not have long-term, fixed supply agreements, our wafer costs are subject to changes based on the cyclical demand for semiconductors. In addition, after we purchase wafers from foundries, we also have the yield risk related to manufacturing these wafers into die.

Research and Development. Research and development expense relates primarily to compensation and associated costs related to development employees and contractors, mask and reticle costs, prototype wafers, software and computer-aided design software licenses, intellectual property license costs, reference design development costs, development testing and evaluation, occupancy costs and depreciation expense. All research and development costs are expensed as incurred. We expect our research and development costs to increase in absolute dollars in the future as we invest to develop new products to be competitive in the future.

Sales and Marketing. Sales and marketing expense relates primarily to compensation and associated costs for marketing and selling personnel, sales commissions to independent sales representatives, public relations, promotional and other marketing expenses, travel, trade show expenses, depreciation expenses and allocated occupancy costs. We expect sales and marketing expenses will increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts and pay increased sales commissions.

General and Administrative. General and administrative expense relates primarily to compensation and associated costs for general and administrative personnel, professional fees and allocated occupancy costs. We expect that general and administrative expense will increase in absolute dollars as we hire additional personnel and incur costs related to the anticipated growth of our business, our operation as a public company and improvements to our information technology infrastructure.

Stock-Based Compensation. In connection with the grant of stock options in 2001, 2002 and 2003, we recorded an aggregate of $4.4 million in stock-based compensation. These options are considered compensatory because the fair market value of our stock determined for financial reporting purposes is greater than the fair value determined by the board of directors on the date of the grant or issuance. As of December 31, 2003, we had an aggregate of $6.3 million in stock-based compensation remaining to be amortized. We are amortizing deferred stock-based compensation over the vesting period of the related option and warrant, which is generally four to five years using the graded vesting method. This deferred stock-based compensation balance will be amortized as follows, assuming no forfeiture of awards: $3.7 million during 2004; $1.6 million during 2005; $756,000 during 2006; $207,000 during 2007; and $12,000 during 2008.

Interest Income and Expense. Interest income consists of interest earned on cash and cash equivalents and marketable securities balances. Interest expense consists of interest on our revolving line of credit, equipment loans and equipment lease.

Provision for Income Taxes. We have recorded no provision for federal and state income taxes since inception. As of December 31, 2003, we had federal and state net operating loss carryforwards of approximately $68.0 million and $20.9 million, respectively. These net operating loss carryforwards expire through 2023 and 2013, respectively. We also had research and development credit carryforwards of approximately $6.5 million and $3.3 million for federal and state tax purposes. The federal tax credit carryforward expires beginning in 2018. The state tax credit carryforward has no expiration. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. Since 2001, we have provided for certain income taxes related to our foreign operations.

Under the Internal Revenue Code, certain substantial changes in ownership could result in an annual limitation on the amount of operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and the results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

Revenue Recognition. We derive revenue primarily from three sources:

- the sale of our wireless chipsets and reference designs;
- our licensed software and technical documentation; and
- service and support revenue relating to the licensed software.

We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition in Financial Statements* and SAB No. 104, *Revenue Recognition.* These SABs require that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgment regarding the fixed nature of the fee charged for the products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely impacted.

We provide marketing incentives to some of our direct and indirect customers. These payments are recorded as a reduction of revenue in accordance with Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Inventory. We continually assess the recoverability of our inventory based on assumptions about demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales. We value our inventories at the lower of actual cost (using the first-in, first-out method) or its current estimated market.

Stock Options. We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock Based Compensation." Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our audited financial statements.

Accounts Receivable Allowance. We perform ongoing credit evaluations of our customers and adjust credit limits and their credit worthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past. Our receivables are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Warranty Reserve. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our chipset suppliers, our warranty obligation is affected by product failure rates, the cost of replacement chipsets and inbound and outbound freight costs incurred in replacing a chipset after failure. We continuously monitor chipset returns for warranty and maintain a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that we believe to be reasonable under the circumstances. Should actual failure rates, cost of chipset replacement and inbound and outbound freight costs differ from our estimates, revisions to the estimated warranty reserve would be required.

Results of Operations

The following table shows the percentage relationships of the listed items from our consolidated statements of operations, as a percentage of net revenue for the periods indicated.

	Year Ended December 31,		
Consolidated Statements of Operations Data:	2001	2002	2003
Net revenue	100%	100%	100%
Cost of goods sold	49	46	58
Gross profit	51	54	42
Operating expense:			
Research and development	1,262	104	33
Sales and marketing	331	33	13
General and administrative	187	18	7
Stock-based compensation	33	2	4
Total operating expenses	1,813	157	57
Loss from operations	(1,762)	(103)	(15)
Interest income, net	90	3	—
Income taxes	(2)	—	—
Net loss	(1,674)%	(101)%	(15)%

Years Ended December 31, 2003 and 2002

Net Revenue. Net revenue for 2003 was $87.4 million compared to $22.2 million for 2002, an increase of $65.2 million, or 294%. During 2003, customers elected to incorporate our chipsets into more of their product designs than in 2002, primarily due to the introduction of our 802.11g and 802.11a/g chipsets in early 2003. As a result, the total number of chipsets shipped increased from approximately 0.7 million in 2002 to approximately 5.4 million in 2003.

Gross Profit. Gross profit for 2003 was $36.9 million compared to $12.0 million for 2002, an increase of $24.8 million, or 206%. Gross profit as a percentage of revenue decreased to 42% in 2003 compared to 54% in 2002. In 2003, we focused on addressing higher volume markets, including the market for 802.11g and multi-mode products that had approximately 46% lower average selling prices. This resulted in increased chipset volumes of over 600% and a decrease in the gross margin percentage from 54% to 42% on these sales. During 2003 and 2002, software license fee revenue contributed 1.7% and 3.7%, respectively, to our gross margins.

Research and Development. Research and development expense was $29.1 million in 2003, or 33% of net revenue, compared to $23.1 million in 2002, or 104% of net revenue. This increase was primarily due to increased compensation related costs of $2.8 million and additional software development licenses of $470,000 resulting from a 37% increase in research and development headcount in 2003. Additionally, the costs of our mask sets and reticles, and licensing costs for intellectual property increased $944,000 in 2003 over 2002, primarily resulting from the development efforts related to nine new chips in 2003 as compared to seven in 2002.

Sales and Marketing. Sales and marketing expense increased to $11.5 million, or 13% of net revenue, in 2003 from $7.4 million, or 33% of net revenue, in 2002. This increase was primarily due to an increase in compensation costs and travel expenses of $1.9 million related to a 107% increase in sales headcount and higher commissions to independent sales representatives of $1.2 million associated with a 294% increase in revenue during 2003 over 2002.

General and Administrative. General and administrative expense increased to $5.8 million, or 7% of net revenue, in 2003, from $4.0 million, or 18% of revenue, in 2002. This increase was primarily due to incremental compensation related costs of $1.1 million resulting from a 70% headcount increase. Additionally, we increased the allowance for doubtful accounts by $422,000 from 2002 to 2003 resulting primarily from the 455% increase in accounts receivable balances during this period.

Stock-Based Compensation. Stock-based compensation was $3.4 million and $488,000 in 2003 and 2002, respectively. The increase in stock-based compensation resulted primarily from an increase in headcount and the related stock option grants to these new employees. Options granted in 2003 were considered compensatory because the fair market value of our stock determined for financial reporting purposes was greater than the fair value determined by the board of directors on the date of the grant or issuance.

Interest Income (Expense), Net. Interest expense, net was $83,000 in 2003 compared to interest income, net, of $614,000 in 2002. During 2003, we experienced decreased interest income resulting from lower balances of cash, cash equivalents and marketable securities, as well as the interest expense related to our revolving credit facility.

Years Ended December 31, 2002 and 2001

Net Revenue. Net revenue for 2002 was $22.2 million compared to $1.8 million for 2001. This increase was primarily due to the commencement of volume shipments of our first generation 802.11a product in the third quarter of 2001. During 2001 and 2002, we experienced an increase in revenue as a result of a greater number of design wins. In September 2002, we began volume shipments of our second generation of products including our first multi-mode product. During 2001, we shipped approximately 0.1 million chipsets as compared to approximately 0.7 million in 2002. Average selling prices declined approximately 11% from 2001 to 2002.

Gross Profit. Gross profit for 2002 was $12.0 million compared to $934,000 for 2001. Gross profit as a percentage of revenue increased to 54% for 2002 compared to 51% for 2001. This increase was primarily due to the establishment of software license and maintenance fees in 2002 which provided relatively high gross margins.

Research and Development. Research and development expense was $23.1 million in each of 2002 and 2001. Our personnel and related expenses remained relatively constant from 2001 to 2002. During 2001, we expanded our research and development team by 74% and therefore incurred $317,000 more recruiting expenses in 2001 than in 2002, when we increased headcount by 11%. Additionally, in 2001, we incurred $676,000 more consulting, outside service and lab and test expenses than in 2002. In 2002, software and licensing expenses increased $864,000 as a result of leasing additional software development tools and licensing costs related to the use of intellectual property for the development of our next generation of chipsets.

Sales and Marketing. Sales and marketing expense was $7.4 million, in 2002 compared to $6.1 million in 2001. The increase of $1.3 million was primarily due to increased sales commission of $408,000 paid to our sales personnel and independent sales representatives for 2002 over 2001, resulting from increased revenue in 2002 over 2001. Additionally, we opened a sales office in Taiwan during 2002 which resulted in increased costs of $610,000, primarily related to compensation costs for the sales personnel staffing the office.

General and Administrative. General and administrative expense was $4.0 million in 2002, compared to $3.4 million in 2001. The increase of $600,000 was primarily due to increases in professional fees of $377,000 related to the costs of preparing and filing our patent applications.

Stock-Based Compensation. Stock-based compensation was $488,000 and $597,000 in 2002 and 2001, respectively.

Interest Income (Expense), Net. Interest income, net, was $614,000 in 2002, compared to $1.6 million in 2001. The decrease of $1.0 million was primarily due to decreases in interest income related to lower balances of cash and cash equivalents and marketable securities and a general decline in interest rates in 2002 compared to 2001.

Quarterly Results of Operations

The following table sets forth our consolidated statement of operations data for the eight quarters ended December 31, 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this annual report. We believe that our quarterly revenue, particularly the mix of revenue components, and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year.

	Quarter Ended							
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands, except per share data)							
Net revenue	$ 4,546	$ 6,428	$ 5,551	$ 5,675	$ 9,406	$15,125	$25,168	$37,658
Cost of goods sold	1,492	2,304	3,135	3,239	5,479	8,739	14,966	21,321
Gross profit	3,054	4,124	2,416	2,436	3,927	6,386	10,202	16,337
Operating expenses:								
Research and development	5,624	5,954	5,924	5,613	6,272	6,671	7,482	8,687
Sales and marketing	1,763	2,054	1,669	1,895	2,094	2,566	3,134	3,721
General and administrative	836	1,148	925	1,044	934	1,217	1,526	2,148
Stock-based compensation	195	135	101	57	62	820	608	1,868
Total operating expenses	8,418	9,291	8,619	8,609	9,362	11,274	12,750	16,424
Loss from operations	(5,364)	(5,167)	(6,203)	(6,173)	(5,435)	(4,888)	(2,548)	(87)
Interest income (expense), net	235	170	137	72	28	(15)	(52)	(44)
Income taxes	—	—	(14)	(52)	—	—	(33)	(92)
Net loss	$ (5,129)	$ (4,997)	$ (6,080)	$ (6,153)	$ (5,407)	$ (4,903)	$ (2,633)	$ (223)
Net loss per share — basic and diluted	$ (0.53)	$ (0.48)	$ (0.56)	$ (0.55)	$ (0.46)	$ (0.41)	$ (0.21)	$ (0.02)
Shares used in computing basic and diluted net loss per share	9,653	10,357	10,797	11,245	11,634	12,037	12,604	13,062

The following table sets forth our historical results, for the periods indicated, as a percentage of net revenue.

	Quarter Ended							
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	33	36	56	57	58	58	59	57
Gross profit	67	64	44	43	42	42	41	43
Operating expenses:								
Research and development	124	93	107	99	67	44	30	23
Sales and marketing	39	32	30	33	22	17	12	10
General and administrative	18	18	17	18	10	8	6	6
Stock-based compensation	4	2	2	1	1	5	2	5
Total operating expenses	185	145	155	152	100	74	51	44
Loss from operations	(118)	(80)	(112)	(109)	(58)	(32)	(10)	—
Interest income, net	5	2	2	1	—	—	—	—
Income taxes	—	—	—	—	—	—	—	—
Net loss	(113)%	(78)%	(110)%	(108)%	(57)%	(32)%	(10)%	(1)%

Net Revenue. During 2002, we addressed the lower volume market for 802.11a chipsets. Beginning in the third quarter of 2002, we introduced our second generation of products, including our multi-mode, multi-band products. Net revenue has increased sequentially from the third quarter of 2002 through the fourth quarter of 2003 due to the increased acceptance of our second and third generation of wireless chipset products, an increase in the number of PC OEM and networking equipment manufacturer design wins and the broadening of our product line to provide integrated 802.11b, 802.11g and 802.11a products.

Cost of Goods Sold. Cost of goods sold increased steadily from the first quarter of 2002 through the fourth quarter of 2003. Prior to the third quarter of 2002, we were addressing a lower volume, higher gross margin market which enabled us to obtain higher gross margins. Gross margin has remained relatively stable from the third quarter of 2002 through the fourth quarter of 2003 during a time in which the quarterly volume of chipsets shipped increased from approximately 0.1 million in the first quarter of 2002 to approximately 2.5 million in the fourth quarter of 2003, average selling prices decreased approximately 55% and we expanded the markets that we served.

Operating Expenses. Our operating expenses increased sequentially from the fourth quarter of 2002 through the fourth quarter of 2003 as our chipsets began shipping in greater volume and we hired additional personnel to support our business. Operating expense as a percentage of net revenue decreased from 185% in the first quarter of 2002 to 44% in the fourth quarter of 2003 as quarterly net revenue increased.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and operating results to fluctuate include those discussed in the "Factors That May Affect Our Results" section of this annual report.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our convertible preferred stock. We have received a total of approximately $98.3 million from these private placements and an additional $3.6 million from the exercise of options to purchase shares of our common stock. We have financed operations from borrowings under our bank credit facility, our equipment loans and capital leases. Our principal sources of liquidity as of December 31, 2003, consisted of cash and cash equivalents and marketable securities of $29.0 million and our revolving credit facility which had $6.0 million available to borrow under the revolving credit facility and no further funds available for borrowing under the equipment loan.

Operating Activities. Our operating activities used cash in the amount of $2.3 million, $20.9 million and $29.2 million in 2003, 2002 and 2001, respectively. The improvement in our cash flow from operating activities resulted primarily from decreasing net losses. Our inventories increased $6.5 million, $3.0 million and $1.4 million in 2003, 2002 and 2001, respectively in order to meet the increased customer demand for our products. Our accounts receivable increased $8.1 million, $452,000 and $1.2 million in 2003, 2002 and 2001, respectively, related to increased revenue and the timing of customer payments. Our accounts payable increased $13.0 million, $1.4 million and $537,000 for 2003, 2002 and 2001, respectively. Accounts payable increases related primarily to the increases in inventories during 2003, 2002 and 2001. Our other accrued liabilities increased $7.2 million, $692,000 and $1.9 million in 2003, 2002 and 2001, respectively. These increases were primarily due to growth in accrued compensation and benefits associated with increases in our headcount each year. The increases in 2003 were also due to a $2.9 million growth in accrued marketing development funds associated with increases in revenues during the year.

Investing Activities. Our investing activities provided cash of $6.7 million and $20.6 million in 2003 and 2002, respectively, and used cash of $40.3 million in 2001. Our investing activities primarily resulted from purchase or maturities of marketable securities and purchases of property and equipment.

Financing Activities. Our financing activities provided cash of $6.1 million in 2003, used $336,000 in 2002, and provided $68.2 million in 2001. Financing activities primarily represented proceeds from the issuance of our convertible preferred stock, proceeds from borrowings against the revolving line of credit, borrowings and repayments against the equipment loans and capital leases, and proceeds from the exercise of options to purchase our common stock.

Our revolving credit facility with Silicon Valley Bank provides financing up to $10.0 million for working capital requirements and $2.0 million for equipment purchases. As of December 31, 2003, $4.0 million was outstanding under the revolving credit facility for working capital and $1.8 million was outstanding for equipment. The loan bears interest at the bank's prime rate plus 1.0%. The loan is collateralized by all of our tangible assets. The loan agreement contains financial and nonfinancial covenants with which we must comply. Through December 31, 2003, we were in compliance with all required covenants. In 2004, we used $4.0 million of the net proceeds of our initial public offering to repay outstanding debt under our revolving credit facility, increasing the available capacity under our revolving credit facility to $10.0 million. Additionally, in 2004 we used $1.8 million of the net proceeds of our initial public offering to repay the outstanding debt under our equipment loan.

During 2001, we entered into a loan agreement to borrow up to $3.0 million to finance certain equipment purchases. In 2002 and 2001, we borrowed a total of $1.9 million to finance equipment purchases. The loans bear interest at rates ranging from 7.5% to 9.4%. The remaining balance of the agreement is no longer available to us. The equipment collateralizes the loan balance due. The loan agreement contains certain nonfinancial covenants with which we were in compliance as of December 31, 2003. In addition, we must maintain a restricted cash balance of $500,000 which is included in other assets as of December 31, 2003 and 2002, respectively. Principal and interest payments are due in monthly installments through July 2005.

Capital expenditures were $1.5 million, $711,000 and $2.1 million in 2003, 2002 and 2001, respectively. These expenditures primarily consisted of computer and test equipment and software purchases. We anticipate that further capital expenditures will be required to support future growth. We believe that research and development resources are required to expand our core technologies and product offerings. Our research and development expenses were $29.1 million, $23.1 million and $23.1 million in 2003, 2002 and 2001, respectively. These expenditures resulted in enhancement of our product offerings, technological know-how and inventions that have yielded numerous issued and pending U.S. patents. We expect to continue to incur significant research and development expenses and intend to fund these expenses with operating cash flow, cash and equivalents and the revolving credit facility.

We expect to experience a significant increase in our operating expenses in absolute dollars, particularly in research and development and sales and marketing expenses, for the foreseeable future in order to execute our business strategy. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from our initial public offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access adequate manufacturing capacity and the continuing market acceptance of our products. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2003, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission's Regulation S-K. The following summarizes our contractual obligations at December 31, 2003 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in millions):

	Payments due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	After 3 years
Short-term borrowings	$ 4.0	$ 4.0	$ —	$ —
Long-term debt	2.4	1.0	1.2	0.2
Capital lease obligations	0.4	0.4	—	—
Operating leases	3.4	2.1	1.2	0.1
Purchase obligations	7.0	2.8	4.2	—
Total	$ 17.2	$ 10.3	$ 6.6	$ 0.3

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No.146 on January 1, 2003 did not have a material effect on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on our consolidated financial statements.

In December 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities.* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any entities that management believes are variable interest entities, and do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material effect on our consolidated financial statements.

In December 2003, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 104, or SAB 104, *Revenue Recognition.* SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our consolidated financial statements.

FACTORS THAT MAY AFFECT OUR RESULTS

Risks Related to Our Business

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our common stock to decline.

Our revenue and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. These fluctuations could cause the market price of our common stock to decline. As a result, you should not rely on period to period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below the expectations of analysts and investors, which could cause the market price of our common stock to decline. Factors that are likely to cause our revenue and operating results to fluctuate include those discussed in the risk factors below.

We do not expect to sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We have experienced significant growth in a short period of time. Our revenue has increased from $1.8 million in 2001, to $22.2 million in 2002, and to $87.4 million in 2003. We do not expect similar revenue growth rates in future periods. Growth and expansion of our operations may place a significant strain on our resources and increased demands on our management information and reporting systems, financial and management controls and personnel. We may not be able to develop the internal capabilities or collaborative relationships required to manage future growth and expansion or to support future operations. If we are unable to manage growth effectively, our financial results could be adversely affected.

We have incurred net losses since our inception and may incur losses in the future. Accordingly, we may not be able to generate sufficient revenue in the future to achieve or sustain profitability.

We have incurred significant net losses since our inception and, at December 31, 2003, we had an accumulated deficit of approximately $84.6 million. We incurred $49.8 million in operating expenses during 2003, which was reduced by $119,000 from technology development agreements with certain technology companies, including some of our customers. To achieve or sustain profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We expect to increase expense levels in absolute dollars in each of the next several quarters to support increased research and development efforts related to new and existing product development and sales and marketing efforts. These expenditures are expected to decrease as a percentage of revenue over the next several quarters if our revenue increases. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. Regardless of whether we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

If demand for our chipsets declines or does not grow, we will be unable to increase or sustain our revenue and our business will be severely harmed.

We derive substantially all of our revenue from the sale of chipsets for wireless local area networking applications. We currently expect our chipsets for wireless applications to account for substantially all of our revenue for the foreseeable future. If we are unable to develop new products in a timely manner or demand for our chipsets declines as a result of competition or technological changes, it would have a material negative impact on our business, operating results and financial position and our competitive position. The markets for our products are characterized by frequent introduction of next generation and new products, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and adversely affect our operating performance.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross profits.

The products we develop and sell are used for high volume applications and are subject to rapid declines in average selling prices. We have dropped our prices significantly to meet market demand, and we expect that we will continue to reduce prices in the future. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. This would cause our gross margins to decline. Historically, we have been able to offset reductions in our average selling prices with decreases in our product and operating costs and increases in our unit volumes. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our sales volumes, reducing our costs, or developing new or enhanced products on a timely basis with higher selling prices or gross margins. While gross margins may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop future products. This continued spending would have an adverse impact on our operating results if our revenue does not continue to grow or our gross margins decline.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We compete with large semiconductor manufacturers and designers and start-up integrated circuit companies. Most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. This may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. Moreover, our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share. For example, Intel recently introduced its Centrino mobile technology brand and we believe Intel provides a substantial marketing development fund incentive for buyers of a combination of its microprocessor, related chipsets and wireless networking module that use the brand.

We depend on key personnel and consultants to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and harm the market's perception of us. We believe that our future success is highly dependent on the contributions of Dr. Craig H. Barratt, our President and Chief Executive Officer and Richard G. Bahr, our Vice President of Engineering. We do not have long-term employment contracts with these or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacture, marketing and sales of integrated circuits for use in wireless networking products. Our key technical personnel and consultants represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our business plan.

If we fail to develop and introduce new products and enhancements or if our proprietary features do not achieve market acceptance on a timely basis, our ability to attract and retain customers could be impaired, and our competitive position may be harmed.

The wireless networking market is characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features to be competitive. Our products may not achieve market acceptance or adequately address the changing needs of the wireless networking market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely basis. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. In addition, we introduce from time to time products with proprietary enhancements. Although we believe our products are fully compliant with applicable industry standards, proprietary enhancements may not in the future result in full conformance with existing industry standards under all circumstances. Our introduction of proprietary features involves risks associated with market acceptance of these new products and certification by industry standards groups. We have reviewed the rules and regulations of the various standards bodies and related industry organizations to which we belong or with which we are affiliated, and we believe there is not a significant risk that action would be taken that would undermine our ability to continue to exploit our affiliation with these organizations.

The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing wireless products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Even if the new and enhanced products are introduced to the market, we may not be able to achieve market acceptance of these products and our proprietary features in a timely manner.

We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our revenue could decline.

We derive a significant portion of our revenue from a small number of customers, and we anticipate that we will continue to do so in the foreseeable future. These customers may decide not to purchase our products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns in some other way, particularly because substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty.

In 2003, Global Sun Technology, Inc. and Ambit Microsystems Corporation accounted for 28% and 20% of our net revenue, respectively. In 2002, D-Link Corporation and The Linksys Group, Inc. (acquired by Cisco Systems, Inc.) accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Inc. (acquired by Intel Corporation), Accton Technology Corporation, Inovar, Inc. and Sony Corporation accounted for 24%, 21%, 11% and 11% of our net revenue, respectively. Some of our original equipment manufacturer customers are also original design manufacturer customers, which may increase the impact of the loss of any customer. We must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. Sales to our largest customers have fluctuated significantly from period to period primarily due to a change in our distribution model from direct sales to an increasing number of sales to original design manufacturers and the continued diversification of our customer base in our current markets. We believe that sales will likely continue to fluctuate significantly in the future as we enter into new markets. The loss of any significant customer, a significant reduction in sales we make to them, or any problems collecting receivables from them would likely harm our financial condition and results of operations.

We will have difficulty selling our products if customers do not design our products into their product offerings or if our customers' product offerings are not commercially successful.

We sell our products directly to original equipment manufacturers, who include our chipsets in their products, and to original design manufacturers, who include our chipsets in the products they supply to original equipment manufacturers. Our products are generally incorporated into our customers' products at the design stage. As a result, we rely on original equipment manufacturers to design our products into the products they sell. Without these design wins, our business would be materially and adversely affected. We often incur significant expenditures on the development of a new product without any assurance that an original equipment manufacturer will select our product for design into its own product. Once an original equipment manufacturer designs a competitor's product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Furthermore, even if an original equipment manufacturer designs one of our products into its product offering, we cannot be assured that its product will be commercially successful or that we will receive any revenue from that manufacturer.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software, which could reduce the market acceptance for our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Highly complex products such as our chipsets frequently contain defects, errors and bugs when they are first introduced or as new versions are released. We may in the future experience these defects, errors and bugs. If any of our products have reliability, quality, or compatibility problems, we may not be able to successfully correct these problems. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions are released, we may be unable to correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers and our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recalls, repairs or replacement costs. These problems may also result in claims against us by our customers or others.

Because we do not have long-term commitments from our customers, we must estimate customer demand, and errors in our estimates can have negative effects on our inventory levels, sales and operating results.

Our sales are largely made on the basis of individual purchase orders rather than long-term purchase commitments. In addition, although we have not in the past experienced significant cancellations or deferrals of purchase orders, our customers may cancel or defer purchase orders for any reason. We have historically placed firm orders for products with our foundries up to approximately 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand or incorrectly estimate product mix, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forego revenue opportunities, lose market share and damage our customer relationships. On occasion, we have been unable to adequately respond to increases in customer purchase orders, and therefore, were unable to complete, or needed to delay, sales. We have in the past, and may in the future, allocate our supply among our customers. Product allocation may result in the loss of current customers, and if we are unable to commit to provide specified quantities of products over a given period of time, we will not attract new customers. The failure to maintain customer relationships would decrease our revenue and harm our business.

In addition, we sell our chipsets to original equipment manufacturers who integrate our chipsets into their products or to original design manufacturers who include our chipsets in the products they supply to original equipment manufacturers. We have limited visibility as to the volume of product our end customers are selling. If our end customers have excess inventory, it will adversely impact our sales.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

To remain competitive, we continually work to improve our chipsets and, in particular, our high-performance radio frequency products, to be manufactured using increasingly smaller geometries and to achieve higher levels of design integration. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products. To remain competitive, our chipset must be redesigned from time to time, which may result in delays in product deliveries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. In addition, while we purchase wafers from foundries, we will also assume some of the yield risk related to manufacturing these wafers into die. We may face similar difficulties, delays and expenses in the future. We depend on our relationships with our foundries to transition to smaller geometry processes successfully and cannot assure that our foundries will be able to effectively manage the transition. If our foundries, or we, experience significant delays in this transition or fail to efficiently implement these transitions, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of independent foundries and subcontractors for the manufacture, assembly and testing of our chipsets, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We rely on Taiwan Semiconductor Manufacturing Corporation in Taiwan and Semiconductor Manufacturing International Corporation in Shanghai, China to produce all of our chips. We also rely on Amkor Technology, Inc. in China and ASAT Holdings Limited in Hong Kong, Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd., both of which are in Taiwan, ST Assembly Test Services Ltd. in Singapore and other third-party assembly and test subcontractors to assemble, package and test our products. If these vendors do not provide us with high-quality products, services and production and test capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited.

We face risks associated with relying on third-party vendors for the manufacture, assembly and testing of our chipsets.

We face significant risks associated with relying on third-party vendors, including:

- reduced control over product cost, delivery schedules and product quality;
- potential price increases;
- inability to achieve sufficient production, increase production or test capacity and achieve acceptable yields on a timely basis;
- increased exposure to potential misappropriation of our intellectual property;
- shortages of materials that foundries use to manufacture products;
- capacity shortages;
- labor shortages or labor strikes; and
- quarantines or closures of manufacturing facilities due to the resurgence of SARS or any similar future outbreaks in Asia.

We do not have long-term supply contracts with our third-party manufacturing vendors and they may allocate capacity to other customers and may not allocate sufficient capacity to us to meet future demands for our products.

We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. None of our third-party foundry or assembly and test vendors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. These foundries and assembly and test vendors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with these foundries or assembly and test vendors may cause these foundries or assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. If we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. To date, we have not entered into such arrangements with our suppliers. If we need another integrated circuit foundry or assembly and test subcontractor because of increased demand, or the inability to obtain timely and adequate deliveries from our providers, we might not be able to cost-effectively and quickly retain other vendors to satisfy our requirements.

If our foundries do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed.

The fabrication of chipsets is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our foundries have from time to time experienced manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. In addition, designing radio frequency circuits using standard, complementary metal-oxide semiconductor processes is difficult and can result in unsatisfactory yields. Because we purchase wafers, our exposure to low wafer yields from our foundries is increased. Poor yields from our foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, or force us to sell our products at lower gross margins and therefore harm our financial results. In addition, manufacturing defects may not be detected by our testing. If these defects are discovered after we have shipped our products, our reputation and business would suffer.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenue or increase our costs.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies or may be held invalid or unenforceable in court. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as United States law. Any patents we have obtained, or may obtain in the future, may not be adequate to protect our proprietary rights. Our competitors may independently develop or may have already developed similar technology, duplicate our products or design around any patents issued to us or other intellectual property rights. In addition, we may be required to license our patents as a result of our participation in various standards organizations.

Because we license some of our software source code directly to customers, we face increased risks that our trade secrets will be exposed through inadvertent or intentional disclosure, which could harm our competitive position or increase our costs.

We license some of our software source code to our customers, which increases the number of people who have access to some of our trade secrets and other proprietary rights. Contractual obligations of our licensees not to disclose or misuse our source code may be not sufficiently protect us from disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into the technology and design of our products, which would harm our competitive position.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to license or sell or proprietary technologies or products and divert the attention of management and technical personnel.

The wireless networking market is characterized by frequent litigation regarding patent and other intellectual property rights. In the last few years, we received several written notices or offers from our competitors and others claiming to have patent rights in certain technology and inviting us to license this technology and related patents that apply to the Institute of Electrical and Electronics Engineers family of wireless local area networking standards, including the 802.11b, 802.11g and 802.11a wireless standards. These notices or offers have been made directly to us and through our U.S. and foreign customers. We have certain indemnification obligations to customers with respect to any infringement of third-party patents and intellectual property rights by our products. We have responded directly, or indirectly through our customers, to all of these notices, and continue to correspond regarding the offers with some of the parties that have sent the notices. None of these notices or offers to license has included an explicit threat of, or resulted in, litigation against us.

Questions of infringement in the wireless networking market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. If litigation were to be filed against us in connection with an offer to license technology or claims of infringement, our business could be harmed. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business. Any of these consequences could result from litigation whether initiated by our competitors or others, including those that have already sent notices or offers to us and our customers claiming patent rights and offering licenses.

Any potential dispute involving our patents or other intellectual property could also include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation, and certain customers have received notices of written offers from our competitors and others claiming to have patent rights in certain technology and inviting our customers to license this technology. Because we indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial expenses. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers, which in turn could hurt our relations with our customers and cause the sale of our proprietary technologies and products to decrease.

We face business, political, regulatory, operational, financial and economic risks because most of our operations and sales activities take place outside of the United States.

A significant portion of our products is sold to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of our net revenue in 2003 and 2002, respectively. Because many of our original design manufacturer customers are located in Asia, we anticipate that substantially all of our revenue will continue to be represented by sales to customers in that region. In addition, we conduct research and development activities in India and have sales, marketing and support personnel in Japan, Taiwan and China. Our success depends upon continued expansion of our international operations. Our international business involves a number of risks, including:

- multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;
- difficulties in staffing and managing foreign operations as well as cultural differences;
- trade restrictions or higher tariffs that favor local competition in some countries;
- difficulties of managing sales representatives, especially because we expect to increase our sales through our sales representatives;
- inadequate local infrastructure and transportation delays;
- financial risks, such as longer payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;
- failure by us or our customers to gain regulatory approval for use of our products; and
- political and economic instability, including wars, terrorism, and political unrest, boycotts, curtailment of trade and other business restrictions.

Any of these factors could significantly harm our future international sales and operations, consequently, our revenue and results of operations and business and financial condition.

Our headquarters are located in California and our third-party foundries and subcontractors are concentrated in Asia and elsewhere in the Pacific Rim, areas subject to significant earthquake risks. Any disruption to the operations of these foundries and subcontractors resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

Taiwan Semiconductor Manufacturing Corporation and Semiconductor Manufacturing International Corporation, which manufacture our chipsets and perform substantially all of our assembly and testing facilities, are located in Asia. In addition, our headquarters are located in Northern California. The risk of an earthquake in the Pacific Rim region and Northern California is significant due to the proximity of major earthquake fault lines. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third-party contractors, as well as other providers of these services. As a result of this earthquake, these contractors suffered power outages and disruptions that impaired their production capacity. In March 2002 and June 2003, additional earthquakes occurred in Taiwan. The occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. We may not be able to obtain alternate capacity on favorable terms, if at all.

We rely upon third parties for technology that is integrated into some of our products, and if we are unable to continue to use this technology and future technology or the technology fails to operate, our ability to sell technologically advanced products would be limited.

We rely on third parties for technology that is integrated into some of our products. If we are unable to continue to use or license on reasonable terms third-party technologies used in some of our products or the technology fails to operate, we may not be able to secure alternatives in a timely manner and our business would be harmed.

Risks Related to Our Industry

Any future downturns in the semiconductor industry may reduce our revenue and result in excess inventory.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue or our percentage of revenue growth on a quarter-to-quarter basis and result in us having excess inventory. Furthermore, any upturn in the wireless networking market in which we sell our chipsets could result in increased competition for access to limited third-party foundry, assembly and test capacity.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The Federal Communications Commission, or the FCC, in the United States, as well as regulators in foreign countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. We therefore rely on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If this were to occur, it would make it difficult for us to sell our products in that region. In addition, our chipsets operate in the 5 gigahertz, or GHz, band, which is also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 5 GHz, bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the allocation and usage of the 5 GHz band on us, our customers or the industries in which we operate may materially and adversely impact the sale of our products and our business, financial condition and results of operations.

Rapidly changing standards could make our products obsolete, which would cause our operating results to suffer.

We design our products to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. We also depend on industry groups such as Wi-Fi Alliance to certify and maintain certification of our products. If our customers adopt new or competing industry standards with which our products are not compatible, or such industry groups fail to adopt standards with which our products are compatible, our existing products would become less desirable to our customers and our sales would suffer. The emergence of markets for our chipsets is affected by a variety of factors beyond our control. In particular, our products are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new products. In addition, the Chinese government recently mandated the Wired Authentication and Privacy Infrastructure, or WAPI, proprietary encryption standard for wireless local area networking operation. Implementation of this standard will be required to sell wireless local area networking products in China beginning in June 2004. The encryption algorithms and implementation required for the Wired Authentication and Privacy Infrastructure proprietary encryption standard have not been published and will only be available through a number of Chinese companies specified by the government. Although we anticipate that we will have products compliant with the mandate available in an appropriate time frame so that it will not have a material adverse effect on our business, we cannot be certain that this mandate will not affect our business.

If our customers or the industries using wireless technology prefer to integrate wireless capability into other products, we may not be able to compete effectively, we will lose customers, our revenue will decline and our business will be harmed.

We have adopted the strategy of maintaining wireless technology on a chipset which is separate from functionality contained on other chips within a product. Our customers or the industries using wireless technology may prefer to integrate wireless capability into other products such as DSL modems, or determine that an integrated chip with multiple functionality results in products that perform better or are less expensive or more efficient to manufacture. If wireless functionality becomes commonly integrated with other functionality, the market for our products may decline. Consequently, we may miss product cycles in order to redesign our products, and we may not be able to forge strategic relationships necessary in order to design and arrange for the production of chips that include multiple functionality. If we miss product cycles, we will lose customers, our revenue will decline and our business will be harmed.

The proliferation of wireless devices may expand beyond the capacity of the channels available in the 2.4 GHz and 5 GHz bands, which may overload the networks and result in decreased market demand for our products.

Wireless networks currently operate in the 2.4 GHz or 5 GHz bands, within which there are a limited number of channels available for use. The increasing number of wireless devices and networks may overburden the frequency bands and overload the networks. Recent studies have predicted that congestion in the 2.4 GHz band could result from the increasing number of wireless devices using that band. If this occurs, our customers or the industries in which we operate may be adversely affected because the networks become inoperable or because only a limited number of devices will be able to access the networks. In turn, we may experience a decrease in market demand for our products which would adversely impact our business and results of operations.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed significantly and the United States economy has recently been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorist attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for our products. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products and services, which may harm our operating results.

Risks Related to the Market for Our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Our common stock began trading in the public market in February 2004. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this annual report. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, has experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from the initial public offering of our common stock completed in February 2004, will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

- market acceptance of our products;
- the need to adapt to changing technologies and technical requirements;
- the existence of opportunities for expansion; and
- access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Substantial sales of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline. We currently have approximately 46,849,219 shares of common stock outstanding, of which 10,350,000 shares sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act of 1933. As a result of lockup agreements and subject to Rules 144, 144(k) and 701 under the Securities Act of 1933 and vesting provisions under option agreements, the remaining 36,499,219 shares of common stock outstanding will become available for sale in the public market commencing on August 10, 2004.

Any or all of these shares subject to lockup agreements may be released prior to August 10, 2004, at the discretion of the managing underwriter of our initial public offering, Morgan Stanley & Co. Incorporated. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline.

In addition, the holders of approximately 22,532,670 shares of common stock are entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

Our directors, executive officers and their affiliated entities beneficially own approximately 43% of our outstanding common stock. One of our directors, Teresa H. Meng, owns approximately 7% of our common stock, including shares subject to options that are immediately exercisable as of December 31, 2003. Including shares deemed beneficially owned in accordance with the rules of the Securities and Exchange Commission, but with respect to which they disclaim beneficial ownership except to the extent of their pecuniary interests therein, Forest Baskett, William B. Elmore and Andrew S. Rappaport beneficially own approximately 8%, 13% and 11%, respectively. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;
- the establishment of a classified board of directors requiring that not all members of the board be elected at one time;
- the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

- the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;
- the ability of the board of directors to alter our bylaws without obtaining stockholder approval;
- the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;
- the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;
- the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors for cause; and
- the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We will incur increased costs as a result of being a public company.

We completed our initial public offering in February 2004. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added an independent director, created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize the income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of December 31, 2003, our investments were in commercial paper, corporate notes and bonds, market auction preferred stock and U.S. government securities.

Our exposure to market risk also relates to the increase or decrease in the amount of interest we must pay on our outstanding debt instruments, primarily certain borrowings under the revolving credit facility and the bank equipment loan. Our revolving credit facility provides financing up to $10.0 million for working capital requirements and $2.0 million for equipment purchases. As of December 31, 2003, $4.0 million was outstanding under the revolving credit facility and $1.8 million was outstanding under the equipment loan. The loan bears interest at the bank's prime rate plus 1.0%. We do not believe that a 10% change in the prime rate would have significant impact on our interest expense.

To date, our international customer agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations related to customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of our operations in Japan, Taiwan and India is the U.S. dollar and as the local accounts are maintained in Japan, Taiwan and India, respectively, we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. A hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or results of operations.

ATHEROS COMMUNICATIONS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Atheros Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Atheros Communications, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
January 15, 2004 (February 18, 2004 as to Note 14)

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share amounts

ASSETS	December 31, 2002	December 31, 2003
Current assets:		
Cash and cash equivalents	$ 3,094	$ 13,615
Marketable securities	24,508	15,424
Accounts receivable, net	1,775	9,855
Inventories	4,446	10,929
Prepaid expenses and other current assets	1,004	1,110
Total current assets	34,827	50,933
Property and equipment — net	2,619	2,346
Other assets	1,879	2,607
	$ 39,325	$ 55,886

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2002	December 31, 2003
Current liabilities:		
Short-term borrowings	$ —	$ 4,000
Accounts payable	2,573	15,585
Deferred revenue	719	688
Other accrued liabilities	2,026	10,150
Current portion of debt and capital lease obligations	1,369	1,346
Total current liabilities	6,687	31,769
Long-term portion of debt and capital lease obligations	900	1,391
Deferred license fees	1,132	179
Deferred rent	144	261
Commitments and contingencies		
Stockholders' equity:		
Series A convertible preferred stock, $0.0005 par value, 12,050,000 shares authorized, issued and outstanding in 2002 and 2003, (liquidation value: $6,025)	6,044	6,044
Series B convertible preferred stock, $0.0005 par value, 7,673,014 shares authorized, issued and outstanding in 2002 and 2003, (liquidation value: $25,589)	25,657	25,657
Series C convertible preferred stock, $0.0005 par value, 10,835,913 shares authorized, 10,320,566 shares issued and outstanding in 2002 and 2003, (liquidation value: $66,671)	66,643	66,643
Common stock, $0.0005 par value, 100,000,000 shares authorized; issued and outstanding: 12,841,179 in 2002, 13,825,314 in 2003	3,718	15,000
Stockholder notes receivable	(186)	(123)
Deferred stock-based compensation	—	(6,341)
Accumulated other comprehensive income (loss)	11	(3)
Accumulated deficit	(71,425)	(84,591)
Total stockholders' equity	30,462	22,286
	$ 39,325	$ 55,886

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

	Years Ended December 31,		
	2001	2002	2003
Net revenue	$ 1,831	$ 22,200	$ 87,357
Cost of goods sold[1]	897	10,170	50,505
Gross profit	934	12,030	36,852
Operating expenses:			
Research and development[1]	23,104	23,115	29,112
Sales and marketing[1]	6,064	7,381	11,515
General and administrative[1]	3,429	3,953	5,825
Stock-based compensation	597	488	3,358
Total operating expenses	33,194	34,937	49,810
Loss from operations	(32,260)	(22,907)	(12,958)
Interest income	1,882	998	347
Interest expense	(236)	(384)	(430)
Loss before income taxes	(30,614)	(22,293)	(13,041)
Income taxes	28	66	125
Net loss	$(30,642)	$(22,359)	$ (13,166)
Basic and diluted net loss per share	$ (4.08)	$ (2.13)	$ (1.07)
Shares used in computing basic and diluted net loss per share	7,511	10,513	12,335
Pro forma basic and diluted net loss per share (unaudited)			$ (0.38)
Shares used in computing pro forma basic and diluted net loss per share (unaudited)			34,866
(1) Amounts exclude stock-based compensation, as follows:			
Cost of goods sold	$ —	$ —	$ 223
Research and development	398	274	1,561
Sales and marketing	—	170	244
General and administrative	199	44	1,330
	$ 597	$ 488	$ 3,358

See notes to consolidated financial statements.

)NSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

thousands, except share and per share amounts

	Convertible Preferred Stock												
	Series A		Series B		Series C		Common Stock		Stockholder Notes Receivable	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
LANCES, January 1, 2001	12,050,000	$6,044	7,673,014	$25,657	—	$—	11,924,320	$1,565	$(165)	$—	$8	$(18,291)	$14,818
nponents of comprehensive loss:													
t loss												(30,642)	(30,642)
realized gain on marketable securities											110		110
tal comprehensive loss													(30,532)
suance of Series C convertible eferred stock at $6.46 per share et of issuance costs of $137)					10,320,566	66,533							66,533
suance of warrants in conjunction th borrowing arrangements						110							110
ercise of stock options							2,149,645	1,496	(486)				1,010
suance of stock options in change for services								528					528
purchase of common stock							(640,488)	(177)					(177)
suance of common stock in change for services							2,901	5					5
celeration of vesting of stock options								41					41
LANCES, December 31, 2001	12,050,000	$6,044	7,673,014	$25,657	10,320,566	$66,643	13,436,378	$3,458	$(651)	$—	$118	$(48,933)	$52,336

ONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

n thousands, except share and per share amounts

	Convertible Preferred Stock												
	Series A		Series B		Series C		Common Stock		Stockholder Notes Receivable	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
LANCES, January 1, 2002	12,050,000	$6,044	7,673,014	$25,657	10,320,566	$66,643	13,436,378	$3,458	$(651)	$—	$118	$(48,933)	$52,336
mponents of comprehensive loss:													
t loss												(22,359)	(22,359)
realized loss on marketable securities											(107)		(107)
tal comprehensive loss													(22,466)
ercise of stock options							132,901	173					173
suance of stock options exchange for services								224					224
purchase of common stock							(728,100)	(375)	401			(133)	(107)
celeration of vesting of stock options								238					238
llection of stockholder notes receivable									64				64
LANCES, December 31, 2002	12,050,000	6,044	7,673,014	25,657	10,320,566	66,643	12,841,179	3,718	(186)	—	11	(71,425)	30,462
mponents of comprehensive loss:													
t loss												(13,166)	(13,166)
realized loss on marketable securities											(14)		(14)
al comprehensive loss													(13,180)
rcise of stock options							991,245	1,563					1,563
uance of stock options xchange for services								968					968
urchase of common stock							(7,110)	(6)					(6)
eleration of vesting of stock options								929					929
erred stock-based compensation								7,828		(7,828)			—
rtization of deferred k-based compensation										1,487			1,487
ection of stockholder notes receivable									63				63
ANCES, December 31, 2003	12,050,000	$6,044	7,673,014	$25,657	10,320,566	$66,643	13,825,314	$15,000	$(123)	$(6,341)	$(3)	$(84,591)	$22,286

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Years Ended December 31, 2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (30,642)	$ (22,359)	$ (13,166)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,248	1,709	1,839
Issuance of common stock and stock options in exchange for services	556	224	968
Acceleration of vesting of stock options	41	238	929
Amortization of deferred stock-based compensation	—	—	1,487
Amortization of warrants	52	92	61
Loss on disposal of property and equipment	21	65	25
Change in assets and liabilities:			
Accounts receivable	(1,212)	(452)	(8,080)
Inventories	(1,423)	(3,023)	(6,483)
Prepaid expenses and other current assets	(344)	(253)	(118)
Accounts payable	537	1,431	13,012
Deferred revenue	20	699	(31)
Deferred rent	72	25	117
Deferred license fees	—	—	(10)
Other accrued liabilities	1,879	692	7,183
Net cash used in operating activities	(29,195)	(20,912)	(2,267)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(2,060)	(711)	(1,466)
Purchase of marketable securities	(66,548)	(25,087)	(17,417)
Maturities of marketable securities	29,057	46,356	26,487
Other assets	(787)	—	(904)
Net cash provided by (used in) investing activities	(40,338)	20,558	6,700
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of convertible preferred stock	66,533	—	—
Issuance of common stock	987	173	1,563
Repurchase of common stock	(177)	(73)	(6)
Collection of stockholder notes receivable	—	64	63
Short-term borrowings	—	—	4,000
Proceeds from issuance of debt	1,328	575	2,000
Repayments of debt and capital lease obligations	(457)	(1,075)	(1,532)
Net cash provided by (used in) financing activities	68,214	(336)	6,088
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,319)	(690)	10,521
CASH AND CASH EQUIVALENTS, Beginning of year	5,103	3,784	3,094
CASH AND CASH EQUIVALENTS, End of year	$ 3,784	$ 3,094	$ 13,615
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 181	$ 279	$ 378
Cash paid for income taxes	$ —	$ 40	$ 59
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:			
Equipment acquired under capital lease	$ 406	$ —	$ —
Exercise of stock options for notes receivable	$ 486	$ —	$ —

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization—Atheros Communications, Inc. (the "Company"), was incorporated in May 1998 in the state of Delaware and commenced operations in December 1998. The Company is a developer of semiconductor system solutions for wireless communications products.

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from these estimates.

Certain Significant Risks and Uncertainties—The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, changes in any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying telecommunications products or incorporated in customers' products; market acceptance of the Company's products under development; development of sales channels; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.

Cash Equivalents—Cash equivalents consist of highly liquid debt instruments purchased with a remaining maturity of three months or less. The carrying amount of cash equivalents approximates fair value due to the short maturity of these instruments.

Marketable Securities—Marketable securities purchased with a remaining maturity of greater than three months are classified as available-for-sale securities and are stated at fair value with unrealized gains and losses included in other comprehensive income. The cost of securities sold is based on the specific-identification method. The amortized cost of securities is adjusted for the accretion of discounts to maturity.

Inventories—Inventory cost is recorded at the lower of market value or standard cost basis (which approximates actual cost on a first-in, first-out basis).

Property and Equipment—Property and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives as follows: furniture and fixtures—five years; computer software and hardware—three to five years. Amortization of leasehold improvements and equipment under capital lease agreements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

Long-Lived Assets—The Company evaluates its long-lived assets for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Revenue Recognition—The Company's revenue is derived primarily from the sale of wireless semiconductor chipsets. In addition, the Company generates revenues from arrangements to license its software. Revenues from software licenses represented less than 10% of total revenues for all periods presented.

Revenue from the sale of semiconductors is recognized in accordance with Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements,* and SAB No. 104, *Revenue Recognition.* Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection is probable. Delivery is generally considered to have occurred upon shipment. For a limited number of customers, title does not pass until the product reaches the customer's premises, in which case revenue is recognized when the product is received by the customer.

The Company provides marketing incentives to certain of its direct and indirect customers. Such payments are recorded as a reduction of revenue in accordance with Emerging Issues Task Force ("EITF") Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

Software license revenue is recognized in accordance with AICPA Statement of Position No. 97-2, *Software Revenue Recognition*, ("SOP 97-2") as amended. Accordingly, license revenue is recognized when persuasive evidence of an arrangement exists, the software has been delivered, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement. For electronic delivery, the software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. If collectibility is not considered probable at the time of sale, revenue is recognized when the fee is collected.

The Company's software license arrangements generally include three elements: the licensed software, maintenance and support, and training. Maintenance arrangements provide technical support and the right to unspecified upgrades on an if-and-when available basis, but do not provide specified upgrade rights. Vendor-specific objective evidence of fair value ("VSOE") for maintenance and support is established through fixed-dollar renewal rates stated in the arrangement, thus revenue related to maintenance and support is deferred and recognized ratably over the term of the maintenance agreement, generally one year. The Company has not established VSOE for training services. Accordingly, all revenue related to the multiple-element arrangement is deferred until the training services are provided or the customers' contractual right to receive such services lapses, whichever occurs first.

Product Warranty—The Company provides a warranty on its products for a period of one year, and provides for warranty costs at the time of sale based on historical activity. The determination of such provisions requires the Company to make estimates of product return rates and expected costs to repair or replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs during the years ended December 31, 2002 and 2003 consisted of the following (in thousands):

	December 31,	
	2002	2003
Beginning balance	$ 34	$ 160
Additions related to current period sales	160	719
Warranty costs incurred in the current period	(4)	(148)
Adjustments to accruals related to prior period sales	(30)	(153)
Ending balance	$ 160	$ 578

Stock-Based Compensation—The Company accounts for stock-based compensation to employees in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and complies with the disclosure provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosures*. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Connection with Selling, Goods or Services," which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are provided. Such expenses are measured using the value of the equity instruments issued, as this is more readily determinable than the fair value of the services received.

The Company amortizes deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, the Company's pro forma net loss and net loss per share would have been as follows (in thousands):

	December 31,		
	2001	2002	2003
Net loss as reported	$ (30,642)	$ (22,359)	$(13,166)
Add: total stock-based employee compensation included in reported net loss	41	238	2,416
Less: total stock-based compensation determined under the fair value based method for all awards	(942)	(746)	(2,955)
Pro forma net loss	$ (31,543)	$ (22,867)	$(13,705)
Basic and diluted net loss per share as reported	$ (4.08)	$ (2.13)	$(1.07)
Pro forma basic and diluted net loss per share	$ (4.20)	$ (2.18)	$(1.11)

Through November 26, 2003, the date of the Company's initial filing with the Securities and Exchange Commission ("SEC") related to its proposed initial public offering, the Company used the minimum value method to estimate the fair value of options granted to employees. Options granted subsequent to November 26, 2003 were valued using the Black-Scholes valuation model using estimated volatility of 95%. The fair value of the Company's stock-based awards to employees was estimated using the following weighted-average assumptions:

	December 31,		
	2001	2002	2003
Estimated life (in years)	5.7	6.6	4.5
Risk-free interest rate	3.7%	2.4%	3.3%
Expected dividends	—	—	—

Software Development Costs—Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, *Computer Software To Be Sold, Leased or Otherwise Marketed.* The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

Research and Development—Costs incurred in research and development are charged to operations as incurred. The Company grants developers access to its technology through technology development arrangements. The Company recorded $505,000, $875,000 and $119,000 as a reduction of research and development costs for fees received under such arrangements in the years ended December 31, 2001, 2002 and 2003, respectively. The Company expenses all costs for internally developed patents as incurred.

Foreign Currency—The functional currency of the Company's foreign subsidiaries is the U.S. dollar. For those subsidiaries whose books and records are not maintained in the functional currency, all monetary assets and liabilities are remeasured at the current exchange rate at the end of each period reported, nonmonetary assets and liabilities are remeasured at historical exchange rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses, which are included in operating expense in the accompanying consolidated statements of operations were not significant for any period presented.

Net Loss per Share—Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per share was the same as basic net loss per share for all periods presented since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company's net losses.

Unaudited Pro Forma Net Loss per Share—Pro forma basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of common shares resulting from the assumed conversion, from their respective issuance dates, of outstanding shares of Series A, B and C convertible preferred stock which will occur upon the closing of the planned initial public offering.

Comprehensive Loss—Comprehensive loss is comprised of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of stockholders equity, but are excluded from net loss. Statements of comprehensive loss for the years ended December 31, 2001, 2002 and 2003 have been included within the consolidated statements of stockholders' equity. Accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets consists of the unrealized gain or loss on marketable securities.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade receivables. Risks associated with cash and cash equivalents and marketable securities are mitigated by banking with and purchasing money market funds, commercial paper, market auction preferred stock, corporate notes and corporate bonds from creditworthy institutions. The Company sells its products primarily to companies in the technology industry and in certain instances does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. At December 31, 2002 and 2003, the Company had recorded allowances for doubtful accounts of $10,000 and $432,000, respectively.

Recently Issued Accounting Standards—In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 supersedes previous accounting guidance, principally EITF No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company's consolidated financial statements.

In January 2003 the FASB issued FIN 46, *Consolidation of Variable Interest Entities.* FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. The Company has not invested in any entities that management believes are variable interest entities, and does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material effect on the Company's consolidated financial statements.

In December 2003 the SEC issued SAB 104, *Revenue Recognition.* SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's consolidated financial statements.

2. Marketable Securities

Marketable securities consist of (in thousands):

	December 31, 2003			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Commercial paper	$ 12,908	$ —	$ —	$ 12,908
Corporate notes and bonds	6,135	—	(3)	6,132
Market auction preferred stock	4,904	—	—	4,904
U.S. government securities	1,250	—	—	1,250
Money market funds	12	—	—	12
Total	25,209	—	(3)	25,206
Less: Amounts included in cash and cash equivalents	(9,782)	—	—	(9,782)
	$ 15,427	$ —	$ (3)	$ 15,424

	December 31, 2002			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Market auction preferred stock	$ 14,760	$ —	$ —	$ 14,760
Corporate notes	7,694	7	(3)	7,698
Commercial paper	2,229	—	—	2,229
Adjustable rate mortgage securities	2,043	7	—	2,050
Money market funds	7	—	—	7
Total	26,733	14	(3)	26,744
Less: Amounts included in cash and cash equivalents	(2,236)	—	—	(2,236)
	$ 24,497	$ 14	$ (3)	$ 24,508

At December 31, 2002 and 2003, all marketable securities have maturities of less than one year or interest rates that reset in less than one year. Any gains and losses on sales of securities are computed on a specific identification basis. The Company did not realize any gains or losses during the years ended December 31, 2001, 2002 and 2003.

3. Inventories

Inventories consist of (in thousands):

	December 31,	
	2002	2003
Finished goods	$ 2,747	$ 5,641
Work-in-process	287	5,124
Raw materials	1,412	164
Total	$ 4,446	$ 10,929

4. Property and Equipment

Property and equipment at December 31 consist of (in thousands):

	December 31, 2002	December 31, 2003
Machinery and equipment	$ 4,307	$ 5,481
Software	1,051	1,170
Leasehold improvements	193	274
Furniture and fixtures	87	111
	5,638	7,036
Accumulated depreciation and amortization	(3,019)	(4,690)
Property and equipment, net	$ 2,619	$ 2,346

At December 31, 2002 and 2003, machinery and equipment and software under capital lease agreements amounted to $654,000 and $211,000 (net of accumulated amortization of $1,341,000 and $1,777,000, respectively.)

5. Accrued Liabilities

Accrued liabilities at December 31 consist of (in thousands):

	December 31, 2002	December 31, 2003
Accrued compensation and benefits	$ 978	$ 2,944
Accrued marketing development funds	145	2,996
Other liabilities	903	4,210
Total	$ 2,026	$ 10,150

6. Commitments and Contingencies

Leases

The Company leases facilities under operating lease agreements and certain equipment under capital lease agreements. Under the lease agreement for its principal facility, the Company must maintain a restricted cash balance of $1,125,000, which is included in other assets at December 31, 2002 and 2003.

At December 31, 2003, future minimum annual lease payments under capital and operating leases are as follows (in thousands):

	Capital Leases	Operating Leases
2004	$ 375	$ 2,050
2005	—	1,110
2006	—	96
2007	—	34
2008	—	30
Thereafter	—	25
Total minimum lease payments	375	$ 3,345
Less amount representing interest	(13)	
	362	
Less current portion	(362)	
Long-term portion	$ —	

Rent expense was $1,346,000, $1,278,000 and $1,610,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Licensing Agreements

The Company entered into several licensing agreements which allow it to use certain software for specified periods of time. As of December 31, 2003, minimum payments under these agreements are $2,828,000, $2,329,000 and $1,858,000 in 2004, 2005 and 2006, respectively. Software expense associated with these licensing agreements was $1,033,000, $1,937,000 and $2,608,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Contingencies

From time to time, the Company may become involved in litigation. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

Under the indemnification provisions of the Company's standard software license agreements and standard terms and conditions of semiconductor sales, the Company agrees to defend the customer/licensee against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the customer/licensee. There have been no claims under such indemnification provisions through December 31, 2003.

7. Short and Long-Term Debt

Equipment Loan

In September 2001, the Company entered into an agreement to finance certain equipment purchases up to a maximum amount of $3,000,000. During fiscal 2001 and 2002, the Company financed $1,328,000 and $575,000 in purchases at interest rates ranging from 7.5% to 9.4%. The remaining balance of the agreement is no longer available as of December 31, 2003. The equipment collateralizes the loan balance due. The loan agreement contains certain nonfinancial covenants. In addition, the Company must maintain a restricted cash balance of $500,000, which is included within other assets at December 31, 2002 and 2003. Principal and interest payments are due in monthly installments through July 2005. At December 31, 2003, $538,000 is outstanding under this agreement.

Bank Loan and Security Agreement

In March 2003 the Company entered into a loan agreement with a bank, which was amended in December 2003 (the "Agreement"). The Agreement allows the Company to finance up to $10,000,000 of working capital requirements (subject to certain limitations) and $2,000,000 of equipment purchases. Borrowings under the Agreement are secured by all of the tangible assets of the Company. The Agreement contains financial covenants related to tangible net worth, as well as other nonfinancial covenants. Interest on borrowings under the working capital line is payable monthly and is calculated at the bank's prime rate (4.0% at December 31, 2003) plus 1.0%. Borrowings under the working capital line are due in March 2005, or earlier as required by borrowing limits defined in the Agreement. Principal and interest is payable monthly for borrowings related to equipment purchases.

At December 31, 2003, $4,000,000 and $1,837,000 was outstanding under the working capital and equipment purchase arrangements, respectively. At December 31, 2003, $6,000,000 was available for additional borrowings under the working capital arrangement and no funds were available under the equipment purchase arrangements.

Future principal payments of long-term debt as of December 31, 2003 are (in thousands):

2004	$ 984
2005	718
2006	503
2007	170
Total principal payments	$ 2,375

8. Stockholders' Equity

At December 31, 2003 the Company was authorized to issue 50,000,000 shares of preferred stock, of which 12,050,000 Series A shares, 7,673,014 Series B shares, and 10,320,566 Series C shares were issued and outstanding.

Convertible Preferred Stock

The significant terms of the convertible preferred stock are as follows:

- Each share is convertible into 0.75 shares of common stock (subject to adjustments for events of dilution) and has the same voting rights as the number of common shares into which it is convertible. Shares will automatically be converted upon a public offering of common stock meeting specified criteria.

- If and when declared by the Board of Directors, the holders of Series A, Series B and Series C convertible preferred stock are entitled to receive noncumulative dividends at the rate of $0.04, $0.2688 and $0.5168 per share per annum, respectively, on each outstanding share of convertible preferred stock.

- Holders of Series A, Series B and Series C convertible preferred stock have a liquidation preference of $0.50, $3.335 and $6.46 per share, respectively, plus any declared but unpaid dividends. Holders of Series C convertible preferred stock shall be preferred in liquidation over the Series A and Series B stockholders. A sale of substantially all of the Company's assets or a change in control is treated as a deemed liquidation.

Warrants

In September 2001, in connection with an equipment loan (see Note 6), the Company issued a warrant to purchase $225,000 of Series C or Series D convertible preferred stock. In the event the exercise of the warrant occurs prior to a round of financing in which Series D convertible preferred stock is issued, the warrant will be exercisable for shares of the Company's Series C convertible preferred stock with an exercise price based on the Series C issuance price. If the exercise occurs after a round of financing in which Series D convertible preferred stock is issued and the effective price per share of the Series D convertible preferred stock issued in such financing is lower than the Series C issuance price, then the warrant will be exercisable for shares of the Company's Series D convertible preferred stock with an exercise price based on the Series D issuance price. If the effective price per share of the Series D convertible preferred stock issued is higher than the Series C issuance price, then the warrant will be exercisable for shares of the Company's Series C convertible preferred stock with an exercise price based on the Series C issuance price. As of December 31, 2003, the warrant had not been exercised. The estimated fair value of the warrant issued, using the Black-Scholes pricing model with the following weighted average assumptions: term, 2.75 years; volatility, 75%; risk-free interest rate, 3.1%; and no dividends during the term, based on the Series C issuance price of $6.46 was $110,000 and is being amortized over the life of the lease obligation as additional interest expense.

In April 2000, in connection with the operating lease obligation for its principal facility (see Note 6), the Company issued a warrant to purchase 93,750 shares of common stock at an exercise price of $0.90 per share. As of December 31, 2002, the warrant had not been exercised and expires upon the earlier of April 14, 2005 or the closing of a public offering with gross proceeds to the Company of at least $20 million and a per share price of at least $9.00. The estimated fair value of the warrant issued, using the Black-Scholes pricing model with the following assumptions: term, five years; volatility, 50%; risk-free interest rate, 6.7%; and no dividends during the term, was $44,000 and is being amortized over the life of the lease obligation as additional rent expense.

Common Stock

During the year ended December 31, 2001, the Company issued 2,901 shares of common stock to nonemployees in exchange for services rendered. The Company recorded compensation expense, based on the fair value of the common stock, of $5,000 in connection with these issuances. During the year ended December 31, 2002, the Company agreed to issue 15,000 shares of common stock to an employee in exchange for services rendered. The Company recorded compensation expense based on the fair value of the common stock of $26,000 in connection with these issuances.

At December 31, 2003, the Company has reserved shares of common stock for issuance as follows:

Options outstanding under stock option plan	7,905,886
Conversion of convertible preferred stock	22,532,670
Reserved for issuance under stock option plan	1,170,526
Common stock warrants outstanding	93,750
Preferred stock warrants outstanding	26,122
Total shares reserved	31,728,954

Stock Incentive Plan

The Company's 1998 Stock Incentive Plan (the "Plan") authorizes the grant of restricted stock and options to purchase up to 19,462,500 shares of common stock. Stock options may be granted to employees, officers, directors, and consultants at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for nonstatutory stock options as determined by the Board of Directors. These options generally expire ten years from the date of grant and are immediately exercisable. Options generally vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. At December 31, 2003, 560,621 unvested shares were subject to repurchase by the Company at the original issuance price (see Note 13). At December 31, 2003, 1,170,526 options were available for future grant under the Plan.

Option activity under the Plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2001 (129,471 vested at a weighted average exercise price of $0.08 per share)	2,613,185	$0.62
Granted (weighted average fair value of $0.31 per option)	2,799,342	1.42
Exercised	(2,149,645)	0.68
Canceled	(345,188)	1.19
Outstanding, December 31, 2001 (412,461 vested at a weighted average exercise price of $0.50 per share)	2,917,694	1.27
Granted (weighted average fair value of $0.25 per option)	2,211,182	1.72
Exercised	(132,901)	1.30
Canceled	(293,008)	1.52
Outstanding, December 31, 2002 (1,076,629 vested at a weighted average exercise price of $0.96 per share)	4,702,967	1.47
Granted (weighted average fair value of $2.03 per option)	4,754,503	2.48
Exercised	(991,245)	1.58
Canceled	(560,339)	1.69
Outstanding, December 31, 2003 (1,944,034 vested at a weighted average exercise price of $1.33 per share)	7,905,886	$2.04

Additional information regarding options outstanding as of December 31, 2003 is as follows:

	Options Outstanding			Options Vested	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.07	292,500	5.17	$0.07	292,187	$0.07
$0.89	552,907	6.85	0.89	382,723	0.89
$1.72-2.52	6,398,829	8.92	1.85	1,269,124	1.75
$3.33	145,275	9.86	3.33	—	—
$6.33-7.15	516,375	9.90	6.38	—	—
$0.07-7.15	7,905,886	8.72	$2.04	1,944,034	$1.33

Issuance of Equity Instruments in Exchange for Services

During the years ended December 31, 2001, 2002 and 2003, the Company issued options to nonemployees for the purchase of 107,625, 90,000 and 105,000 shares of common stock, respectively, at weighted average exercise prices of $1.35, $1.72 and $2.02 per share, respectively. A portion of these options vested immediately, while the remainder originally vested over a period of four months to four years. The Company accounted for the unvested options under variable accounting. The fair value of these awards during the years ended December 31, 2001, 2002 and 2003 was calculated using the Black-Scholes pricing model with the following weighted average assumptions: option term, remaining statutory life; volatility, 75% in 2001, 2002 and 2003; risk-free interest rate, 5.2% in 2001, 4.0% in 2002 and 4.5% in 2003; and no dividends during the option term.

During November 2003 the Company accelerated the vesting of certain options issued to outside advisors. This acceleration enabled the optionholders to vest immediately in 105,000 options, which otherwise would have vested over 48 months. In connection with this acceleration, the Company recorded $721,000 as compensation expense based on the fair value of the options at the date of acceleration. At December 31, 2003, all options granted to nonemployees have vested.

The compensation expense for all nonemployee awards for the years ended December 31, 2001, 2002 and 2003, including charges related to the acceleration of vesting, aggregated $528,000, $224,000 and $968,000, respectively, and was recognized in the accompanying statement of operations in accordance with the related service being performed.

Acceleration of Vesting of Employee Stock Options

During the years ended December 31, 2001, 2002 and 2003, in connection with severance agreements relating to the termination of certain employees, the Company accelerated the vesting of options to purchase common stock beyond their employment period. This acceleration enabled these employees to vest in an additional 48,893, 219,857 and 331,156 options, respectively, over the number to which they would normally be entitled. The Company recorded compensation expense equal to the intrinsic value of the options at the date that each employee accepted the severance agreement, which aggregated $41,000, $238,000 and $929,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Deferred Stock Compensation

During the year ended December 31, 2003, the Company issued 4,606,012 common stock options to employees at a weighted average exercise price of $2.49 per share. The weighted average exercise price was below the weighted average deemed fair value of the Company's common stock of $4.20 per share. The cumulative deferred stock-based compensation with respect to these grants totaled $7,828,000 and is being amortized to expense on a graded vesting method over the vesting period of the options through 2008.

9. Net Loss Per Share

Net loss per share is calculated as follows (in thousands, except per share data):

	Years Ended December 31,		
	2001	2002	2003
Net loss (numerator)	$ (30,642)	$ (22,359)	$(13,166)
Denominator for basic and diluted net loss per share:			
Weighted average shares outstanding	13,329	12,960	13,147
Weighted average shares subject to repurchase	(5,818)	(2,447)	(812)
	7,511	10,513	12,335
Basic and diluted net loss per share	$(4.08)	$(2.13)	$(1.07)

For the years ended December 31, 2001, 2002 and 2003 the incremental shares from the assumed exercise of 2,917,694, 4,702,967, and 7,905,886 stock options, respectively, were not included in computing the dilutive per share amounts because the Company's net losses would result in these options having an anti-dilutive effect.

10. Income Taxes

During the years ended December 31, 2001, 2002 and 2003, the Company recorded provisions for foreign income taxes of $28,000, $66,000 and $125,000, respectively. Due to the Company's net losses, no provision for federal or state income taxes has been recorded for any period presented.

Significant components of the Company's net deferred tax assets for federal and state income taxes consist of (in thousands):

	December 31,	
	2002	2003
Deferred tax assets:		
Net operating loss carryforwards	$22,897	$25,014
Credit carryforwards	8,153	9,753
Capitalized research and development	2,153	1,183
Inventory valuation	606	620
Deferred revenue	293	280
Other accruals and reserves recognized in different periods	375	961
Total deferred tax assets	34,477	37,811
Deferred tax liabilities — excess tax over book depreciation and other	(247)	(123)
Total deferred tax assets	34,230	37,688
Valuation reserve	(34,230)	(37,688)
Net deferred tax assets	$—	$—

Management believes that, given the Company's historical cumulative losses and the uncertainty regarding future profitability, it is more likely than not that the deferred tax assets will not be utilized. Accordingly, a full valuation allowance has been recorded for all deferred tax assets.

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	December 31,		
	2001	2002	2003
U.S. statutory federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	6.1	16.1	(11.6)
Research and development credits	1.9	6.1	9.1
Stock-based compensation	(0.7)	(0.8)	(8.2)
Other	(0.5)	—	2.8
Change in valuation allowance	(41.8)	(56.4)	(27.1)
Effective tax rate	—%	—%	—%

At December 31, 2003, the Company has federal and state net operating loss carryforwards of approximately $68,031,000 and $20,946,000 respectively, expiring through 2023 and 2013, respectively.

At December 31, 2003, the Company also has research and development credits of approximately $6,501,000 and $3,253,000 available to offset future federal and state income taxes, respectively. The federal tax credit carryforward expires beginning in 2018. The state tax credit carryforward has no expiration.

For federal and state tax purposes, a portion of the Company's net operating loss and credit carryforwards may be subject to certain limitations on utilization in case of a change in ownership, as defined by federal and state tax law.

11. Employee Benefit Plan

The Company sponsors a 401(k) Savings Plan (the Plan) for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 25% of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the periods presented.

12. Segment Information, Operations By Geographic Area And Significant Customers

The Company currently operates in one reportable segment, the design and marketing of semiconductors for the wireless LAN industry. The Company's Chief Operating Decision Maker ("CODM") is the CEO.

Geographic Information

Long-lived assets outside of the United States are insignificant. Net revenue consists of sales to customers in the following countries:

	December 31,		
	2001	2002	2003
Taiwan	24%	61%	88%
Japan	18	15	6
United States	49	8	1
Malaysia	7	13	—
Other	2	3	5

Significant Customers

Customers representing greater than 10% of net revenues are as follows:

	December 31,		
	2001	2002	2003
Global Sun Technology Inc.	—%	1%	28%
Ambit Microsystems Corporation	—	1	20
D-Link Corporation	1	15	8
Accton Technology Corporation	21	9	5
Sony Corporation	11	9	1
The Linksys Group	—	12	—
Inovar, Inc.	11	8	—
Xircom, Inc.	24	—	—

Customers representing greater than 10% of accounts receivable are as follows:

	December 31,	
	2002	2003
Global Sun Technology Inc.	—%	32%
Ambit Microsystems Corporation	—	20
Gemtek Technology Co. Ltd.	—	15
Accton Technology Corporation	—	13
Askey Computer Corporation	13	6
Alps Electric Co., Ltd.	10	4
Z-Com, Inc.	21	2
Inovar, Inc.	18	—

13. Related Party Transactions

At December 31, 2003, the Company held two full recourse notes receivable, which were issued in connection with the early exercise of stock options in 2000 and 2001 for the purchase of the Company's common stock, with a total balance of $123,000. The related unvested shares issued upon exercise of these stock options were subject to repurchase by the Company at original issuance price (see Note 8). The interest rates on these notes are 6.56% and 5.07% per annum, respectively. One note ($109,000 as of December 31, 2003) originally matured at the earlier of six years after the date of origination or six months after the stockholders' termination of employment with the Company. In March 2003, in connection with this employee's severance arrangement, the Company extended the term of the loan, subject to the satisfaction of certain conditions, to the earlier of May 2, 2006 or the date of a merger or acquisition of the Company. The remaining note ($14,000 as of December 31, 2003) is forgiven by 25% plus interest for each year that the employee remains employed by the Company. In the event the employee is terminated, the entire unpaid balance of principal and interest shall become due and payable immediately. Due to this forgiveness provision, the Company accounted for the related stock options under variable accounting and recorded compensation expense of $23,000, $8,000 and $2,000 in the accompanying statement of operations for the years ended December 31, 2001, 2002 and 2003, respectively. Both notes are collateralized by the common stock obtained from the exercise of stock options discussed above.

In February 2000, the Company issued a full recourse note with an original principal amount of $20,000 to an employee. The note is collateralized by common stock of the Company; however, the note arose from a transaction unrelated to the exercise of stock options. In January 2001, the note was amended to increase the principal amount to $35,000. The note bears interest at 6.56% per annum, and is forgiven by 25% plus interest for each year that the employee remains employed by the Company. During 2003, $7,000 was forgiven and recorded as compensation expense. In the event the employee is terminated, the entire unpaid balance of principal and interest shall become due and payable immediately. At December 31, 2003, the unpaid principal amount of the note was $7,000.

During the years ended December 31, 2002 and 2003 the Company recorded charges of $163,000 and $211,000 related to a consulting agreement with one of its directors, under which this director provides engineering services to the Company. No amounts were paid for such services during the year ended December 31, 2001.

14. Subsequent Events

On January 23, 2004 the Company completed a 3-for-4 reverse split of its common stock. All information related to common stock, options and warrants to purchase common stock and earnings per share included in the accompanying consolidated financial statements has been adjusted to give effect to the reverse stock split.

On February 18, 2004, the Company completed an Initial Public Offering ("IPO") of its common stock. The Company sold 10,350,000 shares for $14.00 per share, generating proceeds of $134,757,000 after underwriting discounts. Upon the completion of the IPO, all outstanding shares of convertible preferred stock were converted into 22,532,670 shares of common stock.

Board of Directors

Dr. John L. Hennessy [2, 3]
Chairman of the Board
President, Stanford University

Dr. Craig H. Barratt
Director
President and Chief Executive Officer,
Atheros Communications, Inc.

Dr. Forest Baskett [1, 2]
Director
Venture Partner,
New Enterprise Associates

William B. Elmore [2, 3]
Director
Manager and General Partner,
Foundation Capital

Dr. Teresa H. Meng
Director
Professor, Stanford University

Marshall L. Mohr [1]
Director
Chief Financial Officer, Adaptec, Inc.

Andrew S. Rappaport [1, 3]
Director
Partner, August Capital

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating and Corporate Governance Committee

Corporate Officers

Dr. Craig H. Barratt
President and Chief Executive Officer

Jack R. Lazar
Vice President, Chief Financial Officer and Corporate Secretary

Richard G. Bahr
Vice President of Engineering

Thomas J. Foster
Vice President of Worldwide Sales

Paul G. Franklin
Vice President of Operations

Colin L.M. Macnab
Vice President of Marketing and Business Development

Adam H. Tachner
Vice President and General Counsel

David D. Torre
Vice President of Administration and Controller

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, May 18, 2004 at 10:00 AM, at Atheros Headquarters located at 529 Almanor Avenue, Sunnyvale, CA 94085-3512.

Listing

Atheros Communications, Inc.'s common stock is listed on the Nasdaq National Market under the trading symbol ATHR.

Independent Auditors

Deloitte & Touche LLP
San Jose, California

General Legal Counsel

Pillsbury Winthrop LLP
Palo Alto, California

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 219045
Kansas City, MO 64121-9045
(816) 843-4299
www.equiserve.com

Investor Relations

Stapleton Communications, Inc.
Attn: Atheros Investor Relations
2747 Park Blvd.
Palo Alto, CA 94306
(650) 470-0200
ir@atheros.com



ATHEROS®
COMMUNICATIONS



Global Offices

Atheros Communications, Inc.
Corporate Headquarters
529 Almanor Avenue
Sunnyvale, CA 94085-3512
(408) 773-5200

Atheros Communications KK-Japan
4th Floor, NTB - M Building, 2-9, 2-chome Shinbashi, Minato-ku,
Tokyo, Japan 105-0004
(03) 5501-4100

Atheros Communications International LLC-Hong Kong
P.O. Box No. 333, Fo Tan Post Office,
N.T., Hong Kong
(852) 820-61131

Atheros Communications International LLC-Taiwan
9F, No. 110, Chou Tze Street, Nei Hu Dist,
Taipei, Taiwan 114 R.O.C.
(886) 2-87516385

Atheros India, LLC
Ground Floor, Rajam Towers
44, Kavignar Bharatidasan Road
Chennai - 600 018, India
(44) 2436-2445